Exhibit 99.1

Media Release

Planegg/Munich, Germany, November 26, 2018

MorphoSys Announces Approval of Tremfya® (Guselkumab) in

Japan for the Treatment of Patients with Palmoplantar Pustulosis

MorphoSys AG (FSE: MOR; Prime Standard Segment, MDAX & TecDAX; NASDAQ: MOR) announced today that its licensee’s affiliate, Janssen Pharmaceutical K.K. (Janssen) reported that Japan’s Ministry of Health, Labour and Welfare (MHLW) has approved Tremfya® (guselkumab) for the treatment of patients with palmoplantar pustulosis who are not responding or are refractory to existing treatments.

Palmoplantar pustulosis is a debilitating, chronic skin disease that causes pustules and inflammation to appear mainly on the palms of the hands and soles of the feet, greatly affecting patients’ quality of life. According to a press release issued by Janssen on November 21, 2018, Tremfya® is the first and only biologic treatment available for the estimated 130,000 patients living with palmoplantar pustulosis in Japan.

Tremfya® is a human anti-IL-23 monoclonal antibody developed by Janssen that was generated utilizing MorphoSys’s proprietary HuCAL antibody technology.

Dr. Markus Enzelberger, Chief Scientific Officer of MorphoSys AG, said: “We are very pleased about the Japanese approval of Tremfya® for patients suffering from palmoplantar pustulosis, following on from its approval there for the treatment of various forms of psoriasis and psoriatic arthritis. We are glad that Tremfya® will be made available to patients in Japan suffering from palmoplantar pustulosis. We will continue to follow Janssen’s development activities of this antibody in a range of inflammatory diseases with close attention”.

Further information about the Japanese approval of Tremfya® in palmoplantar pustulosis can be found in a press release issued by Janssen on November 21, 2018.

Tremfya® has been approved in the U.S., Canada, the European Union, and several other countries for the treatment of plaque psoriasis and in Japan for the treatment of various forms of psoriasis, psoriatic arthritis, and now palmoplantar pustulosis. MorphoSys is eligible to certain milestone payments and receives royalties on sales of Tremfya®.

Tremfya® (guselkumab) is currently being investigated in clinical studies, including two phase 3 trials in psoriatic arthritis, a phase 3 study in pediatric psoriasis, a phase 3 trial evaluating the efficacy of guselkumab compared with secukinumab for the treatment of adults with moderate to severe plaque psoriasis as well as a phase 2/3 program in Crohn’s disease. More information about guselkumab clinical studies is available on clinicaltrials.gov.

Tremfya® was recently named “Most Innovative Product 2018” in dermatology during the German Pharma Trend Image & Innovation Awards ceremony in Munich.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, MOR208, has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned New Jersey-based U.S. subsidiary MorphoSys US Inc., has approximately 320 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

Forward-looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including expectations regarding the approval of Tremfya® (guselkumab) in palmoplantar pustolosis (PPP) in Japan, the future availability of Tremfya® to patients with PPP in Japan, the number of patients suffering from PPP in Japan, and the eligibility of MorphoSys to certain payments and royalties on sales of Tremfya® as well as the clinical development of Tremfya® in studies and indications including psoriatic arthritis, Crohn’s disease, plaque psoriasis and pediatric psoriasis. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding the approval of Tremfya® in palmoplantar pustolosis (PPP) in Japan, the future availability of Tremfya® to patients with PPP in Japan, the number of patients suffering from PPP in Japan, and the eligibility of MorphoSys to certain payments and royalties on sales of Tremfya® as well as the clinical development of Tremfya® in studies and indications including psoriatic arthritis, Crohn’s disease, plaque psoriasis and pediatric psoriasis may be false; the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys’ reliance on collaborations with third parties and other risks as indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Alexandra Goller

Associate Director Corporate Communications & IR

Jochen Orlowski

Associate Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com